EXHIBIT 21.1
KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V. SUBSIDIARIES

Company Name	State or Other Jurisdiction of Incorporation/Organization

Arrendadora KCSM, S.A. de C.V.	Mexico

Ferrocarril y Terminal de Valle de México, S.A. de C.V.	Mexico

KCSM Holdings LLC	Delaware

KCSM Internacional, S.A. de C.V.	Mexico

KCSM Servicios, S.A. de C.V.	Mexico